PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance



05008278

SUPPL

United States Securities and
Exchange Commission
WASHINGTON, DC 20549
United States of America

April 28, 2005

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531**. Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAY 18 2005
WASH, D.C.
202
SECTION

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

PSA PEUGEOT CITROËN

Financial Information

Paris – April 28, 2005

PSA PEUGEOT CITROËN

Consolidated Sales at March 31, 2005 up 0.9% to €13.6 Billion at Comparable Scope of Consolidation

Consolidated sales for the first three months of 2005, reported for the first time according to IFRS, amounted to €13,635 million, a 0.7% increase from the €13,538 million reported under IFRS in first-quarter 2004. Excluding changes in the scope of consolidation, sales were up 0.9% for the period.

Automobile Division sales rose by 1.2% during the quarter to €11,017 million. Worldwide unit sales of cars and CKD units declined by 0.5%, to 822,200 units, reflecting the drawdown in dealer inventories, which was steeper (59,000 units) than in the prior-year period (56,000). Retail sales were therefore stable overall, despite generally weaker automobile demand early in the year.

Launched in 2004, the Peugeot 407 and Citroën C4 sold 63,900 and 65,700 units, respectively, and helped drive a significant improvement in the sales mix.

As of March 31, in a European market where demand for passenger cars and light commercial vehicles was down by 1.8%, PSA Peugeot Citroën registrations had declined by 4.1%, for a market share of 14.9%, compared with 15.2% at March 31, 2004. However, market share was up sharply from the 14.2% reported in the second half of 2004, due to the full ramp-up of new model sales. Unit sales in Western Europe (i.e. vehicles invoiced to dealers) were down 4.8%, to 579,900 units, as dealer inventories were drawn down.

Outside Western Europe, first-quarter sales increased by 11.5% to 242,300 units.

In Central and Eastern Europe and Turkey, sales dropped 22.6% to 42,000 units, due to a sharp contraction in demand, which had surged to exceptional heights in the first four months of 2004.

Sales in Latin America gained 22.6% to 38,700 units, led by the upturn in the Argentine market and sustained growth in Brazil. In Argentina, sales climbed 68.1% to 12,800 units in a market up 47.1%, while in Brazil, sales rose 3.9% to 15,300 units in a market up 4.5%.


SEC MAIL PROCESSING
RECEIVED
MAY 18 2005

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

The Chinese car market contracted by 2.0% during the first quarter. Group sales rose 44.4% to 33,100 units, under the double impact of a significant recovery in Citroën sales (up 8.8%) and the very satisfactory start-up of Peugeot sales, at 8,200 units. As a result, the Group's market share stood at 5.3%.

Banque PSA Finance reported revenues of €406 million, versus €401 million in first quarter 2004. Total loans outstanding amounted to €20.8 billion at March 31, 2005, a 5.5% increase from a year earlier. In all, 207,500 new loans were originated in the first quarter, a 7.9% decrease from the prior-year period due to the more selective marketing approach applied in Spain and the United Kingdom.

Gefco sales rose by 1.0% to €718 million from €711 million at March 31, 2004.

Faurecia reported sales of €2,616 million, versus €2,605 million in first quarter 2004. Excluding the impact of lower prices for the catalysts used in exhaust systems, the currency effect and changes in the scope of consolidation, sales were up 1.1%, reflecting sustained demand for Faurecia's products, particularly car seats.


SEC MAIL
RECEIVED
PROCESSING
MAY 18 2005
WASH, DC
202
SECTION

File No. 82-3531


SEC MAIL PROCESSING
RECEIVED
MAY 18 2005
WASH. D.C. 202 SECTION

CONSOLIDATED SALES

(in millions of euros)	March 31, 2005	March 31, 2004	% change
Automobile Division	11,017	10,884	+1.2%
Banque PSA Finance	406	401	+1.2%
Gefco	718	711	+1.0%
Faurecia	2,616	2,605	+0.4%
Other businesses	156	206	-24.3%
Intra-company sales	(1,278)	(1,269)	
Total PSA Peugeot Citroën	13,635	13,538	+0.7%

WORLDWIDE AUTOMOBILE SALES

(in units) *		March 31, 2005	March 31, 2004	% change
Western Europe		579,900	609,000	-4.8%
	Peugeot	295,400	317,700	-7.0%
	Citroën	284,500	291,300	-2.3%
of which France		179,400	182,200	-1.6%
	Peugeot	93,400	98,200	-4.9%
	Citroën	86,000	84,000	+2.4%
Rest of World		242,300	217,300	+11.5%
	Peugeot	178,500	154,300	+15.7%
	Citroën	63,800	63,000	+1.3%
Total Sales		822,200	826,300	-0.5%
	Peugeot	473,900	472,100	+0,4%
	Citroën	348,300	354,200	-1.7%
Of which passenger cars		723,300	722,000	+0,2%
	Peugeot	426,700	421,100	+1.3%
	Citroën	296,600	300,900	-1.4%
light commercial vehicles		98,900	104,300	-5.2%
	Peugeot	47,200	51,000	-7.3%
	Citroën	51,700	53,300	-3.2%

* Assembled vehicles,disassembled components and CKD units

File N° 82-3531


SEC MAIL PROCESSING
RECEIVED
MAY 18 2005
WASH. D.C.
202
SECTION

WORLDWIDE SALES BY MODEL

(passenger cars and LCVs)	3 months 2005	3 months 2004	% change
Peugeot marque			
206	159,200	207,200	-23.1%
307	114,200	142,500	-19.8%
405	71,300	36,900	+93.2%
406	1,300	18,500	-
407	63,900	600	-
607	5,900	4,500	+30.0%
807	6,100	7,500	-18.5%
Expert	7,700	7,800	-1.5%
Partner	32,900	33,600	-2.1%
Boxer	10,000	11,200	-10.4%
Other	1,400	1,800	-
TOTAL	473,900	472,100	+0.4%
(of which diesel-powered versions)	224,900	214,800	+4.7%
	47.5%	45.5%	-
(of which passenger cars)	426,700	421,100	+1.3%
(of which light commercial vehicles)	47,200	51,000	-7.3%
Citroën marque			
C2	32,100	40,600	-20.9%
C3	73,400	96,900	-24.3%
ZX	20,400	21,300	-4.1%
Xsara	53,600	87,400	-38.7%
C4	65,700	-	-
Xantia	3,800	3,600	+8.1%
C5	24,100	25,000	-3.8%
C8	5,800	6,700	-14.2%
Dispatch (Jumpy)	8,700	8,300	+5.1%
C15	6,600	6,600	-
Berlingo	42,400	45,600	-6.9%
Relay (Jumper)	11,600	11,700	-1.1%
Other	100	500	-
TOTAL	348,300	354,200	-1.7%
(of which diesel-powered versions)	199,100	196,500	+1.3%
	57.2%	55.5%	-
(of which passenger cars)	296,600	300,900	-1.4%
(of which light commercial vehicles)	51,700	53,300	-3.2%
TOTAL PSA Peugeot Citroën Group	822,200	826,300	-0.5%
(of which diesel-powered versions)	424,000	411,300	+3.1%
	51.6%	49.8%	
(of which passenger cars)	723,300	722,000	+0.2%
(of which light commercial vehicles)	98,900	104,300	-5.2%